September 4, 2009

Mark D. Curtis
Senior Vice President
The First of Long Island Corp.
10 Glen Head Road
Glen Head, New York 11545

Re: The First of Long Island Corp.
    Form 10-K for December 31, 2008
    File Number 0-12220

Dear Mr. Curtis:

We have completed our review of the above referenced filing and related materials and have no
further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst

By FAX: Mark D. Curtis
        516-671-6842